SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                             PROTOSOURCE CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   743958 10 0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                   605 Third Avenue, New York, New York 10021
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                October 11, 1996
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].




                                Page 1 of 4 pages


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                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dr. Anaka Prakash

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER
                                  700,000

NUMBER                       8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              700,000
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       700,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9%

14)  TYPE OF REPORTING PERSON
       IN

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                                                                     Page 3 of 4

Item  1.   Security and Issuer.

     This Statement relates to shares of Common Stock, without par value (the "Shares"), of ProtoSource Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2580 West Shaw Lane, Suite 102, Fresno, CA 93711-2765.

Item 2.   Identity and Background.

     The Reporting Person is Dr. Anaka Prakash. His residence address is 3 Ekert Farm Road, Saddle River, NJ 07458. The Reporting Person is a medical doctor specializing in gastrointestinal disorders and is affiliated with Bayonne Hospital, 29 East 29th Street, Room 205, Bayonne NJ 07002.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source of the funds used to purchase the 700,000 Shares was the personal funds of Dr. Anaka Prakash, the Reporting Person. The amount of consideration was $175,000. The Shares were purchased in a private offering by the issuer of an aggregate of 6,400,000 Shares for an aggregate amount of 1,700,000.

Item 4.  Purpose of Transaction.

     The Reporting Person acquired the Shares for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer. The Reporting Person, however, has been granted registration rights with respect to the Shares and intends to review on a continuing basis his investment in the Issuer and may, depending upon such evaluation of the Issuer's business and prospects and upon future developments in the Issuer's business and economic conditions, determine to increase, decrease, continue to hold or dispose of his position in the Issuer.




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                                                                     Page 4 of 4

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 700,000 Shares outright. This amount represents approximately 9% of the outstanding Shares of the Issuer.

     (b) The Reporting Person has sole voting and disposition power over all 700,000 Shares.

     (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving Shares of the Issuer.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has no agreements or understandings with any person or entity respecting the Shares other than the Subscription Agreement and Registration Rights Agreement with the Issuer relating the 700,000 Shares.

Item 7.  Material to be Filed as Exhibits.

   None



                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November  6, 1996                     /s/ Dr. Anaka Prakash
                                              ---------------------
                                                  Dr. Anaka Prakash





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